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                                                                 EXHIBIT (a)(7)

                   [LETTERHEAD OF MACKENZIE PARTNERS, INC.]

  The records of the transfer agent of Westbrae Natural, Inc. ("Westbrae") indicate that you have not previously exchanged your Vestro Natural Foods, Inc. ("Vestro") share certificate for shares of Westbrae, either in accordance with the June 1997 name change, pursuant to which Vestro became Westbrae or, in some cases, the January 1994 one-for-ten reverse stock split.

  Enclosed you will find documents relating to an offer to purchase Westbrae by Hain Acquisition Corp. and The Hain Food Group, Inc. (together, "Hain"). You may participate in this tender offer using your Vestro share certificate and completing the letter of transmittal along with any other required documents.

  Please Note: If your Vestro share certificate was issued prior to the January 1994 one-for-ten reverse stock split, share amounts represented on such certificates will be converted by the depositary, Continental Stock Transfer & Trust Company, at the reverse stock split ratio of one-for-ten, to determine the purchase price. For example, if you hold such a certificate for 100 shares, the depositary will convert that to 10 shares of Westbrae and you will receive $36.25 based on the $3.625 net per share offer from Hain.

  The offer is fully explained in the enclosed materials. However, should you have any questions, you may call MacKenzie Partners, Inc., who is acting as information agent for the offer, at (800) 322-2885 (Toll Free) or (212) 929-5500 (call collect).